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                                                                    EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's net income from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                             Six Months
                               Ended
                              June 30           Year Ended December 31
                              -------           ----------------------
                               2001              2000             1999            1998             1997            1996
                                               (unaudited, in thousands)
Earnings:
   Net income (before
   minority interest)          $26,424         $46,304         $37,435        $  32,054          $27,927          $21,953 (1)
   Add fixed charges
   other than
   capitalized interest         21,644          29,651          27,289           23,987           14,423           11,277
                               -------         -------       ---------          -------          -------          -------

                               $48,068         $75,955         $64,724        $  56,041          $42,350          $33,230
                               =======         =======       =========          =======          =======          =======

Fixed Charges:
   Interest expense            $16,266         $29,651         $29,651        $  23,987          $14,423          $11,277
   Preferred OP Unit
   Distribution                  4,017           7,826           3,663            2,505            2,505            1,670
   Capitalized interest          1,361           3,148           2,230            1,045              756              380
                               -------         -------       ---------          -------          -------          -------

Total fixed charges            $21,644         $40,625         $33,182        $  27,537          $17,684          $13,327
                               =======         =======       =========          =======          =======          =======

Ratio of earnings to              2.22            1.87            1.95             2.03             2.39             2.49
  fixed charges                =======         =======       =========          =======          =======          =======

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(1)  Before Extraordinary Item in 1996